

April 22, 2011

Jonathan Greenberg
Senior Vice President, General Counsel and Secretary
Freescale Semiconductor, Inc.
6501 William Cannon Drive West
Austin, Texas 78735

> **Re: Freescale Semiconductor Holdings I, Ltd**.
> **Registration Statement on Form S-1**
> **Amendment No. 2 filed April 8, 2011**
> **File No. 333-172188**

Dear Mr. Greenberg:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover

1.   Refer to your correspondence dated April 13, 2011. Please submit all correspondence related to this filing on EDGAR. Refer to Rule 101(a)(1)(i) of Regulation S-T. Please revise.

Overview, page 1

2.   We note your response to prior comment 1; however, it does not appear that you have applied objective criteria to determine the customers listed in your summary. Rather, it appears that the customers selected were identified because they are well-known and recognizable companies. Please note that it is not appropriate to name customers

in your prospectus on this basis. Remove the customer names from the summary or revise to provide the objective basis upon which customers were identified.

Improved capital structure, page 3

3.   Please disclose the specific date to which your debt may be accelerated and provide a cross-reference to your discussion of the circumstances under which acceleration may occur.

Risks Associated with Our Company, page 4

4.   Please revise your summary to address the risks referenced in prior comment 6 relating to the refinancing of your existing indebtedness.

We are highly leveraged…, page 15

5.   We are unable to locate revisions containing the substance of your response to prior comment 5. Please advise or revise accordingly.

The failure to complete our transformation…, page 24

6.   Please expand your discussion under this risk factor heading to include all of the information contained in the first paragraph your response to prior comment 7.

Our Sponsors control us…, page 27

7.   Please revise your disclosure to clarify, if true, that the restrictions described in the second paragraph under this heading are imposed by the shareholders agreement to be entered into upon completion of the initial public offering and do not impact this offering.

Use of Proceeds, page 35

8.   We note your response to prior comment 8. Please either provide the requested information with your next amendment or tell us with greater specificity when you intend to provide the information. Note that we will continue to evaluate your responses and revised disclosure when you provide in a subsequent amendment the requested information regarding your Use of Proceeds.   Please be advised that the staff will require additional time to complete its review after the information is provided.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

9.   Please expand to disclose the intrinsic value of outstanding stock options based on the estimated IPO price and options outstanding as of the most recent balance sheet date presented in the filing. If you do not believe this intrinsic value will be significant for disclosure, please explain in response to this comment.

10.   As a related matter, there appears to be a significant difference between per share fair values used to value equity instruments in 2010 and 2011 and the expected IPO price. Accordingly, it appears that you should provide disclosure that explains the factors contributing to this difference. Further, it also appears that you should revise your filing to describe the issuances in 2011 and the methods and assumptions used to value those equity instruments. If you do not believe this disclosure is relevant, please explain in response to this comment.

Reorganization of Businesses, Contract Settlement and Other, page 58

11.   We note your response to prior comment 14. With a view to disclosure, please explain the IBM Alliance, its significance to you and how the change in its terms will affect your relationship with IBM in the future.

Senior Credit Facilities, page 63

12.   Please revise to disclose any disadvantages related to the senior credit facilities amendment. For instance, your current disclosure is unclear as to the benefits received by your lenders in exchange for their concessions. Revise the disclosure in your prospectus accordingly.

Existing Notes, page 65

13.   We note that your revised disclosure provides a cross-reference to the applicable indenture; however, please revise this section to briefly explain the operation and calculation of the "make-whole premium."

Contractual Obligations, page 69

14.   With a view to disclosure, please tell us why you believe your presentation of your contractual obligations is appropriate given the potential for acceleration of certain of those obligations to 2014 as disclosed on pages 16 and 63 and your response to prior comment 8 regarding use of proceeds.

Our Business, page 80

Overview, page 80

15.   Refer to prior comment 16 regarding information supplied by Gartner. It is
        inappropriate to disclaim the accuracy of your disclosure. Please revise.

Intellectual property, page 95

16.   We note your revisions in response to prior comment 22. Please expand your
        disclosure to address how the intellectual property laws in the jurisdictions you
        mention in your revised disclosure differ from the protections available in the United
        States. In addition, please revise to clarify, if true, that you have discussed the
        differences in the intellectual property protections afforded in all countries material to
        your operations, as requested in our prior comment.

Compensation Consultant and Peer Group Comparability, page 110

17.   We note your response to prior comment 22. Please disclose where the compensation
        of your named executive officers ranks relative to the range of compensation
        established by your compensation committee.

Elements of Compensation, page 111

18.   Refer to prior comment 23. It remains unclear how disclosure of your performance
        targets would result in substantial competitive harm. Please disclose your targets.

Principal Shareholders, page 131

19.   The identities of the natural persons who have voting or investment control of the
        shares held by the entities listed remain unclear; therefore, we reissue prior comment
        24.

Tax Considerations, page 155

20.   We note your response to prior comment 25. We will review and comment on your
        tax opinion when you file it as an exhibit.

Financial Statements

Note 6. Employee Benefit and Incentive Plans, page F-31

21.   You indicate that you have a preliminary IPO price range of $4.47 to $5.33. Tell us
        the dates that you discussed the preliminary IPO price ranges with your underwriters.

22.   We refer to your response to prior comment 27. We see that you have granted a significant number of equity instruments in 2011 using a per share valuation of $2.46. In light of the preliminary IPO price range, tell us why $2.46 is an appropriate valuation. Reconcile for us the difference between $2.46 per share and the mid-point of the preliminary range.

23.   We refer to your response to prior comment 26. We see that you granted options and restricted stock throughout 2010 with a per share valuation determined at the end of the prior year. Please tell us why it is appropriate to characterize the valuations as contemporaneous for equity instruments granted in subsequent months of the year. In that regard, we note that most of the equity instruments granted in 2010 were granted five months or more after the valuation date. Specifically address those grants in your response and tell us how the valuations were contemporaneous.

24.   As a related matter, you indicate that you monitor your valuations for indicators of potential changes in your enterprise fair value and equity fair value on a quarterly basis. Specifically describe what you relied upon in determining that a valuation of $1.24 per share was appropriate at the end of the second and third quarters of 2010.

25.   We refer to your response to prior comment 27. You inform us that the valuation performed in the fourth quarter of 2010 indicated a per share fair value of $2.46 versus the per share fair value of $1.24 used for grants in the fourth quarter of 2010. In light of the near doubling of the per share valuation as measured in the fourth quarter of 2010, please explain to us how there was no need to increase the fair value determination from $1.24 for grants made during the fourth quarter 2010. In that regard, explain to us how there were "near canceling effects" of the factors considered in the fourth quarter.

Exhibits and Financial Statement Schedules, page II-3

26.   We note your response to prior comment 20; however, it remains unclear how you concluded that you need not file certain related party agreements as exhibits. Please file all such agreements.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (by facsimile): Jennifer A. Bensch, Esq.